SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2006
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F      x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No x

EXHIBIT
LIST
Exhibit
Description
Sequential
Page Number
·   Naspers Limited: results of
the Phuthuma Nathi Investments
Limited public offer and the
introduction of further black
economic empowerment
shareholder into MultiChoice
Africa (Pty) Ltd, dated
November 27, 2006

Naspers Limited
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
(“Naspers” or “the company”)
RESULTS OF THE PHUTHUMA NATHI INVESTMENTS LIMITED (“PHUTHUMA
NATHI”) PUBLIC OFFER AND THE INTRODUCTION OF FURTHER
BLACK ECONOMIC EMPOWERMENT SHAREHOLDERS INTO
MULTICHOICE AFRICA (PROPRIETARY) LIMITED (“MCSA”)
1.
INTRODUCTION
Naspers, in furtherance of its empowerment objectives, recently implemented a Broad-Based Black Economic Empowerment (“BEE”) ownership initiative in relation to MCSA.This initiative, the Phuthuma Nathi BEE transaction, will result in the acquisition by qualifying Black Persons and Black Groups (“General Black Public” or Black Participants”) of ordinary shares in the issued share capital of  Phuthuma Nathi.The latter will hold ordinary shares in the issued share capital of MultiChoice South Africa Holdings (Proprietary) Limited (“MCSA Holdings”), the holding company of MCSA. Shareholders are referred to the Naspers announcement published on 26 September 2006 in this regard.
2.
RESULTS OF THE PHUTHUMA NATHI PUBLIC OFFER AND ALLOCATION OF SHARES
Approximately 120 000 applications were received for the 45 000 000 Phuthuma Nathi ordinary shares offered to the public (“the public offer”), pursuant to the public offer that closed on 3 November 2006 (“the closing date”).The details are as follows:
• Number of Phuthuma Nathi ordinary shares applied for: 130 804 555
• Rand amount of R1 308 045 550.
Based on these figures, the offer was almost three times subscribed.The processing of applications is currently under way and should be finalised within 10 days. In keeping with the broad-based objective of the offer, and subject to all applications having been verified, it has been resolved that all Black Person and Black Group applicants that applied for up to R50 000 in value, will be allocated the full number of Phuthuma Nathi ordinary shares they applied for (5 000). Applicants who applied for more than 5 000 Phuthuma Nathi ordinary shares, will receive 5 000 Phuthuma Nathi ordinary shares. This allocation will result in approximately 98% of all applicants receiving the full number of Phuthuma Nathi ordinary shares they applied for.
The process to refund excess application monies will begin in mid-December 2006.
3.
RATIONALE FOR A FURTHER MCSA EMPOWERMENT TRANSACTION
Naspers recently announced that it had concluded an agreement with Johnnic Communications Limited (“Johncom”), subject to certain conditions precedent. In terms of this agreement, Naspers would exchange N ordinary shares and cash for Johncom’s direct and indirect interests in Electronic Media Network Limited/SuperSport International Holdings Limited (“M-Net/SuperSport”) (“the M-Net/SuperSport transaction”).
Once the M-Net/SuperSport transaction is completed, Naspers intends to transfer its total direct and indirect stake in M-Net/SuperSport into MCSA, which may result in the effective BEE interest in MCSA reducing by some 2,5%.
To compensate for this, and to boost the BEE ownership of MCSA further, Naspers has agreed to make up to a further 7,5% indirect interest in MCSA available for empowerment. This is expected to be implemented by means of a public offer by a new company (“NewCo”) in the first quarter of 2007 (the “New Public Offer”).
4.
THE FURTHER MCSA EMPOWERMENT TRANSACTION
The ordinary shares in NewCo will only be offered to those eligible Black Persons and Black groups that applied for shares in the Phuthuma Nathi and Welkom Yizani (the Media24 Limited empowerment transaction) public offers and who were not allocated all the shares in those respective public offers that they applied for (“eligible NewCo appÏlicants”).
The terms of the New Public Offer by NewCo are expected to be substantially the same as those of the Phuthuma Nathi public offer.The maximum quantum that may be applied for by eligible NewCo applicants will be the figure by which the amounts applied for in the Phuthuma Nathi and Welkom Yizani public offers were not allocated, subject to a limit of R22,5 million per applicant.
5.
MECHANICS OF THE FURTHER MCSA EMPOWERMENT TRANSACTION
MCSA Holdings owns 100% of MCSA. Subsequent to the finalisation of the Phuthuma Nathi public offer, and prior to the proposed
New Public Offer, 85% of MCSA Holdings will be held by MIH Holdings Limited (“MIH Holdings”).
MIH Holdings is expected to sell up to 7,5% of MCSA Holdings to NewCo, having regard to the fact that MCSA Holdings’ only asset is its shareholding in MCSA.
NewCo will finance each MCSA Holdings ordinary share purchased as follows:
•  the issue to eligible NewCo participants of one NewCo ordinary share at an issue value of 20% of the price payable for one
   MCSA Holdings ordinary share;
   and
•  the issue to MIH Holdings of four NewCo preference shares at an issue price of 80% of the price payable for one
   MCSA Holdings ordinary share.The NewCo preference shares will be redeemable over 10 years or such extended period as
   MIH Holdings may allow. Dividends are calculated at the rate of 75% of the prime interest rate.
6.
INFORMATION RELATING TO MCSA
MCSA is South Africa’s premium pay-television and internet business. MCSA also has a 29,98% interest in M-Net/SuperSport and
100% in M-Web Holdings (Proprietary) Limited (“MWEB”). Subject to the M-Net/SuperSport transaction closing, the balance of the equity of M-Net/SuperSport will be injected into MCSA.
•
•
•
•

MCSA operations
MCSA provides premium television entertainment through its DStv bouquets to more than 1 million subscribers in South Africa. Operations include subscribermanagement services and digital satellite television platforms broadcasting over 70 video and over 60 audio channels. Included are seven data channels withinteractive television offerings.
M-Net/SuperSport
M-Net/SuperSport provide premium thematic channels and exclusive content to the subscriber base of MCSA. M-Net provides premium entertainment channelsand SuperSport provides sports channels carried by MCSA on its pay-television platforms.
MWEB
MWEB provides the infrastructure for MCSA’s interactive platform. MWEB has approximately 340 000 subscribers.
7.
FINANCIAL EFFECTS
Profit on disposal to Naspers
The book profit arising in respect of the New Public Offer to Naspers shareholders is expected to amount to approximately R1,1 billion.The adjustment will bemade directly to equity in accordance with Naspers’s accounting policies.
Pro forma financial effects
The table below sets out the unaudited pro forma financial effects of the New Public Offer, which are based on the published financial results of Naspers for theyear ended 31 March 2006.The unaudited pro forma financial effects, for which the Naspers board is responsible, are presented for illustrative purposes only.Theymay not give a fair reflection of the financial position and results of operations post the implementation of the New Public Offer.
Before the New
Per Naspers share
After the New
%
Public Offer
(1)
Public Offer
(2)
Change
EPS
EPS (cents)
1 154 1 155 –
HEPS (cents) 790 791 –
Fully diluted EPS
EPS (cents)
1 091 1 092 –
HEPS (cents) 747 748 –
NAV (cents)
(3)
4 227 4 433 5
NTAV (cents)
(3)
2 697 3 068 14
Number of shares in issue (’000) 311 441 311 441
Weighted average number of shares in issue (’000) 304 606 304 606
Fully diluted weighted average number of shares in issue (’000) 321 129 321 129
Notes:
1. The information “Before the New Public Offer” is based on published pro forma figures for the year ended 31 March 2006 as outlined in the announcement published on 14 November 2006.
2. The information “After the New Public Offer” is based on the following assumptions:
      (i) the New Public Offer was implemented on 1 April 2005;
      (ii) the New Public Offer preference dividend rate is a variable rate, based on 75% of the prime interest rate.The rate, assuming the current prime rate of 12%, is 9%; and
      (iii) the cash of R225 million received by Naspers from the New Public Offer was invested for the period at an interest rate of 7% after tax.
3. The NAV and NTAV per ordinary share “After the New Public Offer “ is based on the assumption that the transaction was implemented on 31 March 2006.The NAV and NTAV were adjusted to reflect the purchase consideration received, and the accounting profit arising on the M-Net/SuperSport transaction. In addition, the NAV and NTAV attributable to the 22 500 000 MCSA Holdings shares sold to NewCo were excluded.
4. MCSA holds an effective 29,98% interest in M-Net/SuperSport and Naspers holds an effective 68,7% interest in M-Net/SuperSport after the closing of the M-Net/SuperSport transaction.
5. The effect on core HEPS is as follows:
• Before the New Public Offer(1): 716 cents
• After the New Public Offer(2): 717 cents
• % change: nil.
8.
CONDITIONS PRECEDENT
The New Public Offer is subject to NewCo undertaking the New Public Offer as outlined above. The number of MCSA Holdings ordinary shares to be acquired byNewCo will depend on the amount raised by NewCo in terms of the New Public Offer.
9.
OPINIONS AND RECOMMENDATIONS
The board of Naspers has considered the New Public Offer and is of the opinion that it is in the best interests of Naspers’s various stakeholders.
10.
FURTHER DOCUMENTATION
A further announcement will be made once the New Public Offer has been completed
Cape Town
27 November 2006
Investment bank and sponsors
to Naspers
Joint attorneys and tax advisers
to Naspers
Joint attorneys to Naspers
•
•
•
•
i
i

JAN S. DE VILLIERS
A T T O R N E Y S
JS
1

Cape Town, South Africa, 27th November 2006 - Naspers Limited (JSE: NPN, NASDAQ:
NPSN), today announced the results of black economic empowerment schemes at Media24 and
MultiChoice South Africa.

Naspers chairman, Ton Vosloo, announced today that the public offer to black economic empowerment individuals and groups to invest in Media24 and MultiChoice South Africa
(MCSA) had been overwhelmingly successful.
Hein Brand, Media24’s chief executive said: “In respect of the Media24 scheme, some 107 000 individuals and 1 450 groups applied for shares in Welkom Yizani, the empowerment company that will hold the stake in Media24. This resulted in the offer being three times subscribed”.
Brand indicated that the agreed basis of allocation was that all applicants be awarded shares worth up to a value of R4 300. This would ensure that 85% of all individuals and groups, who applied, receive all the shares they asked for.
As regards MCSA, approximately 119 000 individuals and 1 800 groups applied for shares, also resulting in the offer being almost three times subscribed.
Nolo Letele, chief executive of MCSA, said: “The current indication is that applicants who applied for shares up to R50 000 in value would receive a full allocation. This would satisfy 98%
of all individuals and groups who applied”.

Vosloo added: “At the outset of both schemes, we defined our aim as to achieve a broad base of shareholders. We aimed at teachers and plumbers and civil servants. Hopefully, with such a basis of allocation, we will achieve this aim in the fairest possible manner”.
Koos Bekker, CEO of Naspers, commented: “Not in our wildest dreams did we believe that both schemes would attract in excess of 100 000 individuals as investors. This is an indication of the desire on the part of ordinary people to participate in the formal economy”.
Bekker added: “We had originally indicated that Naspers was following a phased approach to empowerment. The next phase was dependent on the successful conclusion of the Naspers and
Johncom transaction, at which time we would inject the entire M-Net/SuperSport stake into
MCSA. The idea was to ensure that M-Net and SuperSport are also properly empowered.
“Now that the M-Net/SuperSport agreement has been signed, and in view of the enormous success of our BEE schemes, the Naspers board has approved a further offering of up to 7,5% in
MCSA. The intention is to apply similar financial terms as the existing Phuthuma Nathi scheme in MCSA. We hope to finalise this scheme in the first quarter of 2007”.
Bekker added that: “This second offer would only be made to those black individuals and groupings who had applied for the first Welkom Yizani and Phuthuma Nathi offers in the first round, and who did not receive the full amounts of their application. No allocations are guaranteed – but we will take into account existing business relationships”.
All Welkom Yizani and Phuthuma Nathi participants who were not fully allocated the shares they applied for should receive their refunds by mid-December.

Contact details:
Nolo Letele:
+27 (0) 11 289 4011
Hein Brand:
+27 (0) 21 406 2838
Steve Pacak:
+27 (0) 21 406 3585
Important Legal Information:
This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”). We are not
under any obligation to (and expressly disclaim any such obligation to) update or alter our forward-
looking statements whether as a result of new information, future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.
Investors will be able to obtain any documents filed with the SEC from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Telephone: (202) 942-8090, Fax: (202) 628-9001. E-
mail: publicinfo@sec.gov. Documents filed with or furnished to the SEC by Naspers (other than certain exhibits) are also available free of charge from The Company Secretary, Naspers Limited, 40
Heerengracht, Cape Town, 8001, South Africa, Telephone No: +27 21 406 2121.

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: November 27, 2006 by
Name:     Stephan J. Z. Pacak
Title:        Director